Filed by IAC/InterActiveCorp

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Commission File No. 0-20570

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the IAC/InterActive conference call. At this time, all participants are in a listen-only mode. Later in today’s presentation we will conduct a question and answer session. If you should require assist at any time during today’s presentation please press the star followed by the zero and an operator will assist you.

I would like to turn the conference over to your host, Mr. Tom McInerney.

Thomas McInerney - InterActiveCorp - CFO

Thank you, operator. Good morning, everyone. Joining me on this call today are Barry Diller, Chairman and CEO of IAC; Victor Kaufman, Vice Chairman of IAC; and Steve Berkowitz, CEO of Ask Jeeves.

First, I would like to note that this call does not constitute an offer to sell or a solicitation to buy in connection with the proposed acquisition of Ask Jeeves, or our proposed spinoff transaction, which in each case will only be made by means of an appropriate prospectus. In connection with the proxy, the proposed transactions, we currently expect to file materials with the SEC, including a combined proxy statement prospectus for each transaction. Investors and security holders are urged to read these documents when filed because they will contain important information. The proxy statements filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC website or from the Companies’ websites, ask.com and IAC.com respectively. I would also like to note that the Company, Ask Jeeves, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Ask Jeeves stock holders in favor of the merger.

In addition, the Company, its directors, executive officers, and certain other members of management and employees may also be soliciting proxies from IAC stock holders in favor of the spin off. Information regarding the persons who may under the rules of the SEC who can be considered participants in either such solicitation will be set forth in the proxy statement prospectus relating to each such transaction when it is filed with the SEC. You can find information about the company’s executive officers and directors in the definitive proxy statement filed with the SEC on April 29th, 2004. You can find information about Ask Jeeves executive officers and directors in the definitive proxy statement filed with the SEC on April 16th, 2004, and obtain free copies of these documents as previously stated.

In addition, as you know, we may during this call discuss your outlook for future performance. Also, you are aware that there are risks and uncertainties associated with these forward-looking statements and our results could be materially different from the views expressed today. These risks have been set forth in our public reports filed with the SEC.

Finally, we may also discuss certain non-GAAP measures and I refer you to the public documents in the investor relations section of our website for all comparable GAAP measures and full reconciliations.

With that out of the way today we announced our agreement to acquire Ask Jeeves, one of the best known brands in search. We will be issuing 1.2668 IAC shares for every share of Ask Jeeves which will equate to 88 million shares on a treasury method fully diluted basis. This represents a 16.5 percent premium to Friday’s closing price and it represents an enterprise value of $1.85 billion net of cash, which using current street consensus for 2005 is approximately 18 times earnings and approximately 15 times EBITDA. This is an all stock deal. The structure that was desired by Ask Jeeves management team and Board of Directors in order to align incentives between current management and IAC shareholders. We intend to offset this issuance with a stock buyback of at least 60 percent of the shares issued and potentially up to the full amount issued, effectively offsetting a substantial portion of the share issuance from this acquisition with cash. We expect the deal will be accretive to 2005 adjusted EPS, assuming the buyback at the 60 percent level.

In 2004 Ask Jeeves reported pro forma revenue of $314 million, up 63 percent year-over-year including ISH historically. Analysts currently estimate the company will grow earnings by approximately 30 percent this year, including the full year effect of ISH which was acquired in May 2004.

We are also announcing today the sale of our interest in Euvia, our television quiz operation in Germany , which we own just under one half of in connection with our partner, the German media company, ProSieben. We’ve agreed to sell our stake to ProSieben for $204 million or slightly more than 13 times our proportionate share of Euvia’s pretax earnings. This business had grown quite successfully over the past few years and we’ve generated a nice return on our investment. In fact, we’ve made approximately 5 times our original investment in approximately 4 years. As that business has matured, its more natural ownership structure is to be owned by a Germany media company. Through the sale, we will generate cash for redeployment into our recently announced Cornerstone Brands acquisition and for the buyback we are associated with the Ask Jeeves acquisition. This type of active capital management is something you should continue to look to us for. With multiple businesses operating in the InterActive space, vigilance about every part of our capital structure and business mix is our obligation and one of our primary areas of focus as a management team.

Just a couple of quick words on timing and process as it relates to Ask Jeeves transaction and the spin off. We’re working through the exact timing of the SEC filings that are required in connection with both our spin off of Expedia and this acquisition, but in general we expect to file documents relating to each transaction over the coming weeks. Each transaction will then proceed through the SEC process and ultimately their respective shareholder votes. We would expect the acquisition and then the spin off to close in that order in either late Q2 or early Q3.

With that as an introduction Barry will make some comments. Barry?

Barry Diller - InterActiveCorp - CEO, Chairman

Thanks, Tom. Good morning, everybody.

Ask Jeeves was founded almost ten years ago based on the idea that simple text search results alone are not sufficient or satisfying, but rather that consumers want answers to questions and questions posed in natural language and answered with spot on accuracy were especially desired and appealing. Of the many search engines launched during that time, Ask was one of the very few that established itself and we believe it has the potential to become one of the great brands on the internet and beyond. And by beyond, we mean in wireless, in a search for anything on any device and it is that belief powered by IAC’s wealth of resources that is the impetus for the transaction. To start, IAC will promote the Ask search box and results on every IAC site, representing 44 million unique users per month; integrate offers from our leading transaction brands directly into the search results page to create compelling and relevant results for users; continue to invest in R&D technology and infrastructure; and most importantly, we will apply our unique experience in traditional media and the internet to grow Ask Jeeves share.

Before we go to questions, let’s first answer a few basic ones, including why are we entering the broad based search market? Why are we confident that Ask is the right entry point? What do we specifically plan to do to advance their agenda?

The obvious starting point is the search market. Huge and growing. Of the $260 billion in total U.S. ad spend less than $10 billion or 4 percent is online. This is growing at 13 percent, more than twice as fast as the 5 percent growth rate for all advertising. U.S. paid search at $3.4 billion is growing even faster at an expected 5 year growth rate of 24 percent. International paid search is also a big opportunity, currently a $1 billion market with a 29 percent expected 5 year growth rate. We are convinced that all this hyper growth is still at the very beginning stage and that ever more targeted direct selling will take ever larger slices out of the media pie. We believe Ask, while obviously the smallest of the significant players represents a phenomenal opportunity to build value for this company. As to issues of size, a group of 4 or 5 players is going to be able to thrive in this market, much like other advertising supported media businesses. Because of that, a player like Ask has the greatest opportunity for gaining share.

So, why are we convinced of that? First, while it is the third most recognized pure search brand with approximately 80 percent awareness, it is a distant fifth in terms of market share.

Second, despite that gap in share Ask’s brand is proven, profitable, distinctive and still growing and it has sustained consistent growth in the face of unprecedented competition while maintaining the loyalty of its users. Ask’s proprietary queries were up 19 percent sequentially and 20 percent year-over-year and you can be certain that with us investments in marketing that is as savvy and creative as we can muster ought to get us a whole lot of new users. That and the great differentiating qualities of the service ought to get us loyalty because Ask has really great technology and an excellent and efficient engineering team. Its search engine has been built by integrating proprietary technologies, including natural language, direct hit and Teoma algorithmic search.

The Company has a proven management team led by Steve Berkowitz. Steve has been with the company since May of 2001 and has overseen 9 consecutive quarters of profitability.

Ask Jeeves has a strong and secure supply of advertising through 2007 with its agreement with Google. This allows Ask Jeeves to focus on building traffic. Last year about 5 billion queries from over 42 million U.S. unique users. That’s Ask Jeeves alone. But with IAC involved there is more. The most obvious example is in IAC’s local efforts. While you have all been hearing this last year search engines beginning to recognize consumers’ needs for local search, we have been developing finely tuned and rich content local searching for years and our goal is to make Ask the search engine with the best local search content and merchant information out there. And for those of you out there who have been so patient - or not - at the very long investment incubation period for Citysearch, you should know that it is right on schedule to break even in the next month. IAC Local, Citysearch, ServiceMagic and Entertainment Publications has the most comprehensive database of local content and local merchants. 116,000 are in our network.

Additionally, IAC’s vision is to integrate our InterActive commerce sites and present relative offers directly in the Ask search results page consistent, of course, with the best consumer experience. Through this acquisition IAC is going to be creating a traffic ecosystem, sending traffic back and forth between IAC sites from Ask to our brands and vice versa. Examples include an Ask Jeeves search every IAC site; finding information on concerts and buying tickets; searching for real estate and time shares; printing a coupon. All from within search. Products and offers from HSN, Ticketmaster, Match, Lending Tree integrated into Ask Jeeves’ smart search features like special Ticketmaster inventory, HSN offers and EPI’s Entertainment Rewards. We will put in place a long-term distribution deal for the Expedia companies to have dedicated distribution on the Ask Jeeves properties.

And, of course, Ask Jeeves will be a great launch platform for the new services that we create. For instance today we announced the launch of gifts.com, a centralized and expert source for finding the perfect gift. Ask will provide us with instant distribution to tell the world of our ideas and services.

At this Company our ongoing mission is to acquire and build branded consumer services in important and growing interactive categories. To do that, we seek out brands that are somehow special. Among dozens of competitors, Ask Jeeves survived and thrived. It was lifted up by consumers’ desire for choice. By the marketplace’s unrelenting interest in distinct and powerful services represented by distinct and powerful brands. And with all of our resources employed we will continue that lifting up as it grows into a position of leadership and continuing innovation.

One final comment. All of our current businesses are doing well. That and their task generation and growth gives us the chops to enter the search category with strength and confidence.

Now, I would like to introduce Steve Berkowitz; probably many of you know Steve Berkowitz from previous discussions with Ask Jeeves and he will make a few comments and then we will open it up to questions. Steve?

Steve Berkowitz - Ask Jeeves Inc. - CEO, Director

Thanks, Barry.

Ask Jeeves is a pioneer in search and we have grown to become one of the leading search providers in market. We’ve accomplished this through creating great product experiences, differentiated value propositions and by making sound and often bold decisions.

Today I’m excited with the news that we will be joining IAC. We believe we have a great opportunity in the fast growing search base and that IAC will help us realize our full potential. I expect by combining the innovative, determined attitude that drove our success to date with the resources of IAC, we will become an even stronger competitor and a more powerful force in the market. IAC shares our view of search as the gateway that connects consumers to content, goods and services. By bringing our world class search asset into their business, IAC can better connect their large constellation of properties to share users and content. Now, our users will be able to search, find and then complete a task online all within the boundaries of one company. I’m excited about our potential and IAC taking Ask Jeeves to the next level. Thank you.

Barry Diller  - InterActiveCorp - CEO, Chairman

Thanks, Steve. Now we’ll do questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Our first question will come from the line of Robert Peck of Bear Stearns. Please go ahead.

Robert Peck - Bear Stearns - Analyst

Hi, Barry, congratulations. I just wanted to ask you a couple of quick questions. One, is could you talk to us a little bit about your advertising budget, your online advertising budget? How much you are spending right now for cost per click and maybe what savings you will get by going through this transaction and how much was actually done on the Ask Jeeves platform?

Barry Diller - InterActiveCorp - CEO, Chairman

 First, relatively little was done on the Ask Jeeves platform and we don’t - we actually don’t think that that is going to, so to speak, save us marketing money for our - for our brands. We are quite happy on a cost per click basis for all of the traffic that we can get from any source that we can get it. What I think this is going to do, is it is going to get our brand more traffic. I will think it is going to get Ask J more traffic. I think that the intermix of 44 million uniques on IAC sites and 42 on Ask Jeeves gives us really tremendous reach and that reach is going to be over time sensibly integrated. Not going to do anything to hurt people who advertise on Ask Jeeves now through the Google ad service. There are endless examples of media companies cross advertising on others properties, et cetera, and we are going to follow carefully all of those rules, but there is no question to us that the combination of our assets is going to, in marketing terms, allow us to just have an enormous amount of thrust and be able to grow Ask Jeeves’ share.

Robert Peck - Bear Stearns - Analyst

Also along those lines there has been a lot of discussion lately about cost per click pricing. Could you give us your point of view on whether you think there actually is a bubble or do you see continued robust growth?

Barry Diller - InterActiveCorp - CEO, Chairman

Steve?

Steve Berkowitz - Ask Jeeves Inc. - CEO, Director

Sure. In terms of the cost per click advertising, we continue to see from the search side that there is going to be tremendous growth in this marketplace. If you look at what an advertiser is willing to pay and what a search engine actually gets today, there is a huge gap between the two numbers still. In addition to that, the ROI to advertisers is still really strong and inventory is really constrained. So, I think all of those things are going to continue to see strong performance in the pay per click marketplace.

Robert Peck - Bear Stearns - Analyst

Last question and I’ll let somebody else go. Could you tell us what sort of management retention or employee retention plans have been put in place?

Barry Diller - InterActiveCorp - CEO, Chairman

Mr. Berkowitz is certainly going to stay with the company and we have such a plan that we put in place. Finalized when we completed the transaction itself. Steve, want to talk about the rest of the your management group?

Steve Berkowitz - Ask Jeeves Inc. - CEO, Director

Sure I think that the team at Ask Jeeves has been looking at how do we play in a larger playing field. I have a team here that has more ideas, that believes it can have more impact on the search base. It is really in a sense self constrained by being a stand-alone public company and so I - the people I’ve talked to on the team together is extremely excited about the opportunity to work in this very innovative environment that Barry has created.

Barry Diller - InterActiveCorp - CEO, Chairman

Next question. Next question? I hear silence.

Operator

I apologize, sir. The next question comes from the line of Anthony Noto of Goldman Sachs. Mr. Noto?

Anthony Noto - Goldman Sachs - Analyst

Thank you. Hi, Barry and Steve. I have a list of questions here, so I apologize up front for asking so many. I guess the first question is –

Barry Diller - InterActiveCorp - CEO, Chairman

One thing we have to be sure of is we keep the operator awake.

Anthony Noto  - Goldman Sachs - Analyst

Okay. Is there a breakup fee and if so, how much?

Barry Diller  - InterActiveCorp - CEO, Chairman

There is a breakup fee. Victor, do you want to respond to that?

Victor Kaufman  - InterActiveCorp - Vice Chairman

The break up free is 3.5 percent.

Anthony Noto  - Goldman Sachs - Analyst

Was there an auction process already conducted with all of the sort of potential buyers of Ask Jeeves and has that already passed?

Barry Diller  - InterActiveCorp - CEO, Chairman

Steve? Well, I think we could say from say - well, no, it is appropriate. Let Steve answer this.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

Our perspective was that we always said that if the right opportunity came along, we would seize it. I mean the company was not auctioned off. You know, we have always looked at the opportunities that have stayed in front of us.

Anthony Noto  - Goldman Sachs - Analyst

Right. I guess and that kind of leads me to the next question which would be a little bit more challenging. If you look at some of the transactions that have taken place in the recent several months as it relates to new media companies, broadly within the internet space, the transaction multiples of those deals have been in the 20 plus percent range and in some cases you could argue over 30 times. So, I’m just wondering, Steve, from your perspective, given the value of Ask Jeeves and the scarcity value of the stand alone, as the last large sort of stand alone search index. Why would this relationship, this transaction take place at a multiple below where some of these other businesses sold for?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

We look at the world at not any one point in time and see in as a real opportunity for us to grow. That is why the board chose to take stock in the deal. We see as a long-term opportunity for the Jeeves shareholders today.

Anthony Noto  - Goldman Sachs - Analyst

Right.

Barry Diller  - InterActiveCorp - CEO, Chairman

Clearly, Anthony, what the Ask Jeeves share was look we wanted to buy this company for cash. What the Ask Jeeves shareholders did, I believe, the board did, is they, I think, looked at IAC, looked at its valuation and thought that there is going to be a series of premiums paid here. And that plus the strategy for what we’re going to do combined together is certainly the two reasons why they chose to do this with IAC rather than do it with any one else who came along.

Anthony Noto  - Goldman Sachs - Analyst

Right. I understand. Barry, can you elaborate a little bit on the two strategic questions? Right now, obviously Citysearch - I should say your local business has relationships with merchants. It has content at the local level. So, bringing Ask Jeeves into the fold brings in the technology element of putting the right content in front of the person at the right time, which is a great advertising platform. How will you better monetize that? Will you do a relationship with a third-party such as Google on the local business or will you still do that yourself?

Barry Diller  - InterActiveCorp - CEO, Chairman

First of all, as you know, Ask Jeeves has a deal with Google that runs through 2007 and Citysearch has its own local ad word system that it has worked on. It it is the only one other than Yellow Pages that’s got merchant relationships at the local level directly and what I think we will do is over time, of course - right now if you go on Ask Jeeves and you ask for, I don’t know, name whatever your topic is. You are interested in a restaurant and pizza in Los Angeles, whatever, you are very likely to get on to a Citysearch page. So what I think we’ll do over time is just continue to go out there and get merchants at the local level for Citysearch and Ask Jeeves can integrate them as sensibly as - you know, as the market dictates. Steve, do you have anything else to add to that?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

You staid exactly right. Our focus is on delivering relevant experiences to both advertisers and users and that is what our goal is and the more access we have to reaching those users and advertisers is only going to benefit both constituencies.

Barry Diller  - InterActiveCorp - CEO, Chairman

The one thing that I think will happen at the very earliest stage, which we think is a tremendous benefit both to Ask Jeeves and to Citysearch and that is the content that we have built up over - over 8 years that is all of this structured information that is now going to be much more smoothly delivered by this global, you know, search engine at Ask Jeeves.

Anthony Noto  - Goldman Sachs - Analyst

Great. I guess the last question that I just wanted to clarify your point about Google. That relationship doesn’t have a change of control? The Google-Ask Jeeves relationship is in tact through 2007 and no change of control provision? And then last, now that you own both distribution -

Barry Diller  - InterActiveCorp - CEO, Chairman

Let me interrupt you to say “yes”. That’s correct.

Anthony Noto  - Goldman Sachs - Analyst

Okay. Great. And then now that you own distribution and content, do you have a vision over the next several years to go to the next step and actually use Ask Jeeves and all our other properties in an umbrella portal strategy? Could Ask Jeeves evolve into a portal?

Barry Diller  - InterActiveCorp - CEO, Chairman

Anthony, everything - we are in a world that evolves. We now have and it really is “now have”. We didn’t have it yesterday. Well, we will have it when the deal closes, but we now have in one place all of the clay that we need, whatever direction it goes. When you combine the 44 million with the 42 million, we have huge reach. We have got all of the tools. Because we have got technology. Not only the Ask Jeeves superb technology but throughout all of IAC, all of these brands and all of the things they do and all of the technology that powers them. Who knows what is going to happen in the evolution of what search is? It does move fast. But we have got now, I think, all of the ingredients. We’ve got the resources. And it will go - certainly, they are going to go together. It’s going be evolutionary, though.

Anthony Noto  - Goldman Sachs - Analyst

Great. Thank you very much.

Barry Diller  - InterActiveCorp - CEO, Chairman

Thank you, Anthony.

Operator

Our next question is from the line of Michael Savner with Banc of America Securities. Mr. Savner?

Michael Savner  - Banc of America Securities - Analyst

Thanks very much. Good morning. I have a couple of questions that I guess are probably extensions of what Anthony just asked. On the local side, Barry, I think the concern has been over the years that the pricing is much more difficult in a local ad market than on the national market. I guess, first, do you agree with that premonition? And, second, do you think that this deal changes how you can work your economics on the local content side? Secondly, and again an extension of the Google relationship beyond 2007, is there the opportunity that under a new deal or under no deal at all you would look to expand your exposure to the national ad side of the business and kind of create some of this functionality in house over the next two years?

Barry Diller  - InterActiveCorp - CEO, Chairman

As it relates to local, as far as pricing is concerned locally, I mean, I think what you have got - this is the local space is one that is just recently gotten organized. I mean we, have been in it with an - with an ad serving concept for a little over a year now and, as I say, we have got about 100,000 merchants in the system and the system has been cooking, working for four or five months in terms of serving these merchants. These are small businesses. And so you have got to absolutely prove proof of sale. Proof of not just click, but proof that something happened. That has now begun. That circle is working. And I think that actually the economics are fine. Citysearch’s revenue continues to increase and continues to sign up merchants, et cetera, et cetera. Again, it is early days. I don’t think it’s really an issue. As it relates to Google, look. The deal expires in 2007. There are plenty of players. We have a great relationship with Google. Correct, Steve?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

Yes.

Barry Diller  - InterActiveCorp - CEO, Chairman

And we certainly would think it would be maintained, but it is up for whatever happens in a few years.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

I mean I think when you - first of all, 2007 in this business is a long time away. But I think what is really important to look at is to realize that right now even in the sponsored listings business, the relevance of advertising is no where need where it needs to be yet. We still get - the matching is still not where it needs to be and if you think about really what is going create the best experience for users and advertisers together, it is all going to be underlying search technology. I think that what you are going to see in the future and I think you have seen out of the Google ad works system and I think you’ll see when we’re able to leverage Teoma, in the future is that the ability to deliver advertising in a much more relevant way, which will increase the ability for local advertisers to really get to the places they want to get to. That’s where all of this stuff starts to come together. But I do believe it’s going to continue off the foundation of search. I think search and paid advertising will eventually - the technologies themselves are going to be a single platform, because really it is about a single user experience that’s all relevant on a total page and I think that is where all of this will come together and I think ‘07 we will be talking about a different world.

Michael Savner  - Banc of America Securities - Analyst

Thanks very much. Barry, lastly, is there any specific cost synergy you expect to realize from the deal?

Barry Diller  - InterActiveCorp - CEO, Chairman

No. I don’t think there are real cost synergies. The strategy for this, as against other things we have done, this - this is an area we are not in. So you don’t have the kind of natural things you do if you combine various things. Obviously there will be some corporate savings and things like that because, in fact, they will not have to run an independent public company. There will be all sorts of those kinds of cost savings, but nothing industrial so to speak.

Michael Savner  - Banc of America Securities - Analyst

Thanks very much for your time.

Barry Diller  - InterActiveCorp - CEO, Chairman

Growth. Our strategy for doing this very clearly the first thing we looked at is can we grow Ask Jeeves shares and until we were convinced that with our resources that that was able to be done, we didn’t get past the first gate of this transaction. Next question, please.

Operator

Thank you, sir. Our next question comes from the line of Safa Rashtchy of Piper Jaffray. Please go ahead with your question.

Safa Rashtchy  - Piper Jaffrey - Analyst

Good morning. Thanks. Couple of questions. First, Steve, could you talk a little bit more about the question that was asked earlier in terms of the valuation? I understand that you are looking at the longer term picture and you feel that InterActive will be the best platform to realize those long-term gains, but having said that, still compared to the valuations that we see in the market and other potential options, could you talk about how you looked at why at the current price you felt that this was a fair price for Ask Jeeves? And I have a quick follow-up for Barry and Tom.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

We went through very detailed board process. Did lots of different studies. Looked at lots of opportunities for the company. And I think we all agreed that this seemed to be the best option and I think going forward I think the results will hopefully justify that.

Thomas McInerney  - InterActiveCorp - CFO

From an IAC standpoint, as was mentioned before, we did not want to do a stock transaction. We are not interested in issuing our shares at its current price. We think it is undervalued. And that is why we are going to absolutely intend to buy back a minimum of 60 percent of the shares and up to 100 percent.

Safa Rashtchy  - Piper Jaffrey - Analyst

Okay. Barry, a question for you on the timing of this transaction. I don’t mean this quarter or next, but overall you have been watching and observing the search industry over the past few years. In the past you have been reluctant to enter the market. My question is what is the impetus to do this deal now? Is there a fundamental change in the way that InterActive would be positioned with Ask Jeeves having a critical role in this new positioning or did you just feel this was the right time to enter the search market?

Barry Diller  - InterActiveCorp - CEO, Chairman

Well, yes. We have been at this meaning, as deep a dive as you can do in search dominated us, I would say, going back a year ago summer. And we spent an enormous amount of time. It was not that we didn’t have an interest in doing it. We began to be convinced like most everybody else that search, global search is the gateway to everything. We looked at it offensively. We looked at it defensively. We thought that our brands are very strong. In the end, we said to ourselves, “But you know, it’s not a defensive move for us. This is not something we are doing for defense purposes that we are going to get disintermediated.” I think we have come through that war. We have and I think we will continue to prove in, for example, the travel services that they are not being disintermediated by anybody. In fact, they are continuing to grow, as are our other services.

But it was one of our big concerns from a defensive point of view. Offensively we thought, yeah, this is a great business. This is — look, for — I don’t want to preach. For, I think it is, for ten years I have thought that advertising is on a long arc towards direct sell. I had no idea about the internet, et cetera, and I certainly don’t see around no trees, but I really believe that this direct selling - that these — a what — what this convergence and what computing can do and now tied to broadband, et cetera, that each month that we go is going be more and more direct relationships with consumers. For manufacturers, suppliers, services, et cetera. Reaching those consumers in a targeted way, that kind of direct selling, in other words, this searching business with the capital “S” is - it will keep evolving, but this is the real media deal for, in my opinion, as far as, I mean I can’t see around any corner, but certainly as far as I can see, there is no impediments to its growth.

So offensively, we really did want to do this and I did think about port networks and things like that of which I have had some experience with and I certainly thought about Jeeves’ position and I thought can you increase its audience with what audience we have and with I think our pretty good marketing expertise. That is a good shot for us. What happened to us — sorry to go on so long but I do want to try to get this as right as I can. What happened to us is that we more than a year ago said if we could enter it we would. We have been looking and talking back and forth with Ask Jeeves for a very long time and the planets got right and we were able to make a transaction work for each of us for each of our reasons. I think for Ask J, joining IAC gives them a chance to grow share. Very hard to do as an independent company. And they - they’re such believers in this. One of the great things that impressed me in my endless meetings on this and particularly talking with Steve, was how much of a believer in this Ask Jeeves system he and his colleagues are. All of those planets lined up as they do in transactions and here we are.

Safa Rashtchy  - Piper Jaffrey - Analyst

If I may, just one last follow-up on the point you just made about it is hard to do as an independent company. As you know, Google and Yahoo! have massive, massive resources devoted to the algorithmic and that is the key and not just the traffic synergies. Could you give us some color as to how much resources you are willing to devote to make Teoma on a more class level compete with Google and Yahoo and now Microsoft?

Barry Diller  - InterActiveCorp - CEO, Chairman

It is competitive now. Let me just say. But let Steve add, please?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

First of all, we believe that Teoma is the best technology out there today. It’s the only one that comes at search in a different way. We have been preaching this and I think users have justified our preaching.

In terms of investment, this offers us an opportunity now to increase our ability to get more features out. The core technology itself is incredible. The ability to grow the index which is almost 3 billion documents a day. All of these things Jeeves was able to do on a stand alone basis and complete extremely well. I think the opportunity now with all of the resources and this is where it’s going to be more profitable because our ability to generate more revenue by connecting to all of the properties means that our ability to invest - and this is all about prudency. This doesn’t change because I now work for a bigger company. Other ability to deliver incredible technologies in an efficient manner will now only increase because we will be more profitable over time which gives us more resources to invest back in our business as we continue to gain market share.

Barry Diller  - InterActiveCorp - CEO, Chairman

The other thing is is that you know, I - all of us are our own consumers in this and for a long time I - in and out of search, looking for things just, you know, as I have - as a relatively odd normal guy and the one thing that I have found and it has been my experience and I have not had an axe to grind until today. But what I have found is you ask a question and you get a great answer. In many respects you get a better answer in my experience with other search engines. There are features inside Ask J - i’m not saying that this features are not duplicatable. Some are. Some aren’t - that really are I think original art and ease of use for the consumer. Asking a question in natural language. Asking what the weather is anywhere in the world and instead of getting 12 frankly irrelevant or really irritating algorithmic responses that have you downloading things or this and that, up comes a beautiful little box which tells you the weather. So each - in terms of features, in terms of other things, just as a consumer I think it is - that is why of kind of chimed in at the start maybe too loudly more than competitive. Anyway, thank you, Safa.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

One last thing -

Barry Diller  - InterActiveCorp - CEO, Chairman

Sorry, Steve has one more thing.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

Just one last thing on that which I think is important. Jeeves is a great place to ask questions. We own the category and you talk to consumers and they know if. But I think Jeeves is also an amazing place for key word searches. I think what you will out of the team - we have an amazing product development team. I think you’re going to see some amazing, innovative stuff in the future. Stuff that will take search, continue to take search beyond ten blue links and I think with the resources you have, I think you will see things start to come out much faster than you have from Jeeves in the past.

Barry Diller  - InterActiveCorp - CEO, Chairman

Next question.

Operator

Our next question comes from the line of Krista Sober of Thomas Weisel.

Scott  - Thomas Weisel - Analyst

Hi. It’s Scott for Krista. Couple quick questions. One, is there any type of collar on the deal? And secondly, in terms of international expansion, does Jeeves still plan with its rollout into five additional countries and how do you see this fitting with kind of the local, kind of local international market for Citysearch?

Thomas McInerney  - InterActiveCorp - CFO

On the first question there is no collar.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

And on the second question on international expansion, you are going to see nothing change from Jeeves. Hopefully you will see things quicker and faster, because hopefully we will have more resources over time. But our continued belief is that search is global. It is an experience that is a great platform to go global with and this is again another asset that comes along with IAC. Our opportunity to move into China. Our technologies are totally enabled for those countries and those languages. Again, this is all about growth and opportunity that sits in front of us.

Scott  - Thomas Weisel - Analyst

Thanks.

Operator

Our next question comes from the line of Heath Terry at Credit Suisse First Boston. Please go ahead.

Heath Terry  - Credit Suisse First Boston - Analyst

Great. Barry, you talked a lot about plans for integration and some of the things that owning Ask Jeeves will enable you to do. Can you kind of walk us through a timeline of when your consumers are going to start seeing things like the Ask Jeeves search box on all of the pages and how long you think it takes for you to get the company kind of fully integrated and where you want it to be?

Barry Diller  - InterActiveCorp - CEO, Chairman

Let’s get the deal closed first which is a couple of months.

Heath Terry  - Credit Suisse First Boston - Analyst

Sure.

Barry Diller  - InterActiveCorp - CEO, Chairman

And I think we’re going to hit it hard. We’re going to hit it from - I’m not saying it is on the first hour of the first day, but the thing that I mentioned in my opening statement, all of them are 2005 initiatives. So we’re not going to go slow here. We don’t think that the race of this is such that you have to berserk and do dumb [expletive] things, but we sure do believe that this is the time to say this is a great service and expose it for people and they will start using it more and more and more.

Heath Terry  - Credit Suisse First Boston - Analyst

Great. Thank you.

Barry Diller  - InterActiveCorp - CEO, Chairman

Thank you. Next question.

Operator

Our next question will come from the line of Jeetil Patel of Deutsche Banc. Please go ahead with your question.

Jeetil Patel  - Deutsche Banc - Analyst

Hi, guys. A couple of questions. Can you talk to I guess, Steve, you talked about overall monetization rates in the business and how you are trying to kind of find the right balance of monetization versus focusing on the web results. How does that play out pre and kind of post deal once the deal is completed? Do you still plan to bring down monetization rates or really kind of look at the interface and kind of optimize it from a web results standpoint? Second is , Barry, as you look at this acquisition, obviously you are buying now truly a marketing channel which is pretty powerful for your business, but how much have you thought about in terms of distributing Ask Jeeves search relative to potentially controlling the cost of advertising for some of the properties that you own today, specifically around travel as well as some of the other transactional businesses that you have?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

In terms of you know I mean we are going to continue to look at what is the best for the user. I mean again being in this environment hopefully will give us the opportunity to accelerate some of those ideas that we have, not being subject to the day in and day out needs of a public - stand alone public company, but those tests are going on. They are going to continue to go on and I think you will continue to see us optimize toward that user experience because our goal is to drive frequency and bring the best product to the consumers.

Thomas McInerney  - InterActiveCorp - CFO

Some of our competitors are in the purist of pure businesses. They have one revenue stream. This is a company that has revenue streams that go - that go, so to speak, across the boards of revenue, from subscription revenue to transaction revenue to advertising revenue. The work for us here is not to control and lower the prices of advertising by any stretch for our services.

We have all sorts of strategies. Marketing strategies in our services that we think represent smart spend. And what we think actually, to Steve’s point earlier, we think that what is going to happen over time, is the targeting ability, the ability to really serve a consumer is just going to grow and grow with these various bells and whistles, prehistoric term for an antiquity like me, to use the bills and whistles of Ask J are going to be employed in this process.

For us as a company it is important to understand the range of our revenue taking businesses across this spectrum of interactivity. I think it is a great strength for us. It does not mean that with one hand we spend money over here as marketers and in another hand we take it in as a media company that what we want to do in somehow is get the “synergies” of that to hurt one, quote, to help another. In fact, we think they work in ways that enhance then both.

Jeetil Patel  - Deutsche Banc - Analyst

So from a targeting standpoint, are you just envisioning ultimately that, you know, you will be able to help understand consumer preferences and consumer behavior across the different properties? For example, I’m on Ticketmaster buying a ticket and how I may be able too utilize gifts.com or Ebay or any of the other services and you’re going to try to present those types of solutions in-house that you own as well as, you know, others through external ad relationships through the consumers. Is that how you ultimately the scenario playing out with Jeeves kind of enabling that?

Operator

Pardon me, speakers, are you still online?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

Yep.

Barry Diller  - InterActiveCorp - CEO, Chairman

I’m sorry. We - forgive us.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

To answer your question, I think when you look at the world of search, certainly it is going to be about life. It going to be about the ability to personalize without knowing about much about the consumer. The ability to keep them anonymous but deliver them highly relevant experiences. The technologies that we own and products that we own and companies that we own are going to give us a life cycle that I think are going to make consumer experiences dramatically better and we believe that strongly search is an underlying foundation of all of that.

Barry Diller  - InterActiveCorp - CEO, Chairman

I’m sorry. I pushed the mute button and was listening wondrously to Steve’s excellent answer and I forgot to put if back. He gave it again quite well. Next question, please.

Operator

All right. Thank you, gentlemen. The next question comes from the line of Paul Keung of Canadian Imperial Bank. Please go ahead.

Paul Keung  - CIBC - Analyst

Good morning, gentlemen. Barry and Steve, I understand the strategic motivation for the deal. With that said, when I look at the competitive landscape, I see well capitalized players who have committed to probably to hundreds of millions of dollars in spending in Cap Ex, then when I compare the numbers with what you spent so far, or trying to increase their GPI, as well as the achieved Cap Ex looks like $30 million or so. Should we expect to see a major step up in the Cap Ex over the near future? And then a layer on top of that, when you look at your play book on travel, you saw Expedia margins take a hit to make the business what you believed to be better position long-term. What can we expect to see in the margins in the Ask Jeeves and local businesses over the next - you know, over the near term?

Barry Diller  - InterActiveCorp - CEO, Chairman

We don’t plan to lower the margins in this business. Take that for certain. Sorry. Steve?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

When you talk about Cap Ex, the good news about our business is if we have to spend capital we have more users and we have more queries coming into the system. So, I think you will continue to see -

Barry Diller  - InterActiveCorp - CEO, Chairman

In other words, it follows the money.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

Yes. It follows the money. It is a good business. Yes, we’re going to have more capital and build up some redundencies in our system, but in general I think you will continue to see us grow prudently and based on the needs of business.

Barry Diller  - InterActiveCorp - CEO, Chairman

I don’t know. I come from an experience set that says you do not get X results from simply the deployment of Y capital. That is not of necessity. The issue is, and you can look at it today, does Ask Jeeves have a competitive search engine standing alongside companies that have far greater revenue? And from everything that we have read, everybody we have talked to, there is no one that does not say that the service that Ask Jeeves provides is in any way not as good as the other services with much larger capital expenditures, much larger bases et cetera. And that has proven at least in every single examination that I think we have made and Steve, I think it is, I mean you are certainly not objective in this but it -

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

No.

Barry Diller  - InterActiveCorp - CEO, Chairman

But it certainly , as I understand it, it is actually factually defensible.

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

If you take a look at what search engine improved the most over the last year, there is no question where that improvement lies. If you look at where innovation lies, we have been a leader in innovation. I think with the resources we’re going to have to come to bear here, I say to the rest of the world, watch out!

Paul Keung  - CIBC - Analyst

The simple answer yes, you will spend more?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

We will spend more and we will make more.

Paul Keung  - CIBC - Analyst

And the other question is —

Barry Diller  - InterActiveCorp - CEO, Chairman

I want to be sure here and I don’t know, Tom, you may want to comment on this or not. I want to be sure - and we talked about in a lot and we don’t want anybody to misunderstand that this has been, Steve has run a financially disciplined company. He is not going to lose his financial discipline now. IAC is a financially disciplined company. We invest prudently, but we are disciplined. We will continue to be disciplined. It it does not mean there are not more resources available. Of course there are. It does not mean we have a longer hopefully time horizon than an independent company may have. I think we do. But all of it, every inch of it is under good, solid, sound financial principles.

Thomas McInerney  - InterActiveCorp - CFO

Barry, it is Tom. I just said to reiterate that I think there is nothing mutually exclusive about continuing to drive profitability and being prudent, as you say, and also investing in the business. I think we know from prior public subsidiaries we’ve had from when Ticketmaster was such and others, that there is a distinction between being an independent public company and trying to hit an EPS number to the penny and being able to make prudent investments while still driving profitabilities. We are saying the goal is both and I think we will do both.

Paul Keung  - CIBC - Analyst

The other question is your buybacks. Can you give me some perspective on timing? Is it possible to buy back prior to the closing of both transactions?

Thomas McInerney  - InterActiveCorp - CFO

We will be in a position where we can start buying back stock within probably the next 2 or 3 weeks when we file our materials - registration statement and proxy statement relating to the spin. We would then be able to stay in the market until the time that we mail our spin documents or Ask Jeeves mails its proxy to its shareholders.

Paul Keung  - CIBC - Analyst

And that period will last - ?

Thomas McInerney  - InterActiveCorp - CFO

It could last anywhere from 30-50 days.

Barry Diller  - InterActiveCorp - CEO, Chairman

So we will be on either end of it, in other words.

Thomas McInerney  - InterActiveCorp - CFO

And we intend to buy stock back during that period and to the extent that we haven’t completed our program, we will buy back stock in IAC post the spin.

Paul Keung  - CIBC - Analyst

What implications will it have for the liberty preemptive?

Thomas McInerney  - InterActiveCorp - CFO

Liberty has a preemptive in terms of this transaction. We don’t have any idea whether they would exercise, but if they did we would immediately go back and buy back all of the shares that we issued to them through the cash we received. We would not leave those shares outstanding.

Paul Keung  - CIBC - Analyst

Thank you.

Operator

The next question comes from the line of Imran Khan of J.P. Morgan. Please go ahead.

Imran Khan  - J.P.Morgan - Analyst

Hi, guys. A couple of questions. Actually, most of the questions were asked, but I want to get some clarification. We look at maintaining financial discipline and gaining market share. If we look at the landscape right now Ask Jeeves has very minimal presence in the international market and you know our understanding on numbers shows that Google has 60 percent plus market shares. How do you maintain the market share and gain market share in such a complicated market? You are talking about a lot of resources. Could you give us some examples where we can see things - like increasing frequency, which is a challenge for Ask Jeeves in the past? How can you do that? Secondly, would you consider to create a network like Overture or Google in the future?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

In terms of international expansion, I mean, you know, we see - the nice part is you start from here, you only have one place to go and that is up. We see lots of opportunity to grow market share because again in those countries and in the rest of the world, our experience is yet to be delivered and what we know from our our focus groups and what we know from the people that we talk to, people looking for choice. They don’t want somebody to to own 60 percent market share. They don’t want somebody to have 80 percent market share. They want choice. That’s always happened in the information delivery business. It happens in newspapers. It happens in magazines. It happens in TV and cable.

We see tremendous opportunities. The nice part about international growth for us is we don’t have to land 100 people on the shore to go start a country. I need one business development person to go in a country to start because I launch it off the global platform with a global index, with a strong advertising relationship with Google or whomever I partner with in that country. We see tremendous opportunities to do business development deals in those countries. International growth is going to come again, in the same way we talked about, in a very prudent and opportunistic manner. We see lots in terms of building our own advertising network. Jeeves generates 30 percent of its revenue through its own direct sales force. We talked about how we believe that investing and owning the advertiser is going be a big part of our business in the future. We have a great relationship with Google. I think when we start to look at some of the assets that Citysearch local brings to the table, our ability to again connect with advertisers both on a local and a national level is something that we will look at and continue to grow, but we have always said that staying close to the advertiser is one three legs of the stool that’s important in this business.

Imran Khan  - J.P.Morgan - Analyst

One last question to understand better the valuation of the deal. I want to understand the fundamentals of your business has deteriorated since you reported the Q1 numbers. Are you still confident about the Q1 guidance that you gave?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

We do not talk about Q1 at the present time.

Imran Khan  - J.P.Morgan - Analyst

Can you say you are still confident with your guidance, still confident with your estimates?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

I’m not able at this time. I mean we don’t give any guidance. The last time we gave guidance was on the earlier February call.

Barry Diller  - InterActiveCorp - CEO, Chairman

And you have nothing further to say until you say it, which - there is no way around the tightness of that answer.

Imran Khan  - J.P.Morgan - Analyst

Okay. Thanks.

Barry Diller  - InterActiveCorp - CEO, Chairman

Thank you.

Operator

Thank you. The next question from the line of Joseph [Squally] from Jefferies & Company.

Joseph Squally  - Jefferies and Company - Analyst

Yes. Thank you very much. Just a clarification.The breakup fee of 3.5 percent. Is that on both sides or just on one side?

Thomas McInerney  - InterActiveCorp - CFO

One side.

Joseph Squally  - Jefferies and Company - Analyst

And that -

Barry Diller  - InterActiveCorp - CEO, Chairman

Did you hear that?

Thomas McInerney  - InterActiveCorp - CFO

Just on one side.

Joseph Squally  - Jefferies and Company - Analyst

And that is on the IAC side, right?

Thomas McInerney  - InterActiveCorp - CFO

That’s correct.

Joseph Squally  - Jefferies and Company - Analyst

Okay. And in terms of NOLs, am I doing my math right in assuming that the NOLs that you guys will inherit from the deal will be about $2.00 to $3.00 in Ask Jeeves stock?

Thomas McInerney  - InterActiveCorp - CFO

It is Tom McInerney. They have approximately 400 million of NOLs. It is a complicated calculation and we worked through various scenarios about how much of that will be available to us. I think your number would be kind of on the high side. It will be probably at least $1.00 or $1.50 per Ask Jeeves share in terms of the gross amount of the NOL and not the tax affected amount and it could be significantly more. It is an upside to the deal from our perspective and something that supported the value but not a wildly big piece of the value if I can answer it that way.

Joseph Squally  - Jefferies and Company - Analyst

So when you talk about 17 percent premium that is exclusive of the effect of NOL and when you take in the NOL it is probably less than 10 percent?

Thomas McInerney  - InterActiveCorp - CFO

It is exclusive of the NOL and it includes the full amount of the - in the money amount of their options net of their cash. So it is in essence the fully diluted what we call treasury method value. The NOLs would be in essence a deduct to the premium. Again the amount will just depend and it is impossible to know right now how fast and how much of that 400 million we will have access to. It will be a fraction there of, but it will be material.

Joseph Squally  - Jefferies and Company - Analyst

Right. Exactly. So the average - the share count you are using is about 69.5 million I guess, right?

Thomas McInerney  - InterActiveCorp - CFO

That’s exactly right, yes. Including the convertible.

Joseph Squally  - Jefferies and Company - Analyst

Just as a follow-up was there another bidder on the transaction? And if the answer is no, which is my assumption, and assuming there is a second bidder that comes into the market, is this a must-have asset for you guys?

Barry Diller  - InterActiveCorp - CEO, Chairman

There is no way to answer that question other than to tell you the following. We’ve concluded an arrangement. We think it is certainly in the interest of IAC shareholders. We think this is spot on for strategy for us. The Ask J board thinks it is in the interest of their shareholders. You can’t judge what markets will do. You can’t judge what any other person will do and we will meet the next piece of information if and when it come.

Joseph Squally  - Jefferies and Company - Analyst

Fair enough. Thanks, Barry.

Barry Diller  - InterActiveCorp - CEO, Chairman

Next question.

Operator

Very good. That question comes from the line of of Mark Mahaney of American Tech Research. Please go ahead.

Mark Mahaney  - American Tech Research - Analyst

My questions have been answered.

Operator

Once again, if your question has been answered, please press the star followed by the two. The next question will come from the line of Derek Brown of Pacific Growth Equities. Please go ahead, sir.

Derek Brown  - Pacific Growth Equities - Analyst

Thank you. There have been a number of questions over the last couple of months and quarters about Ask Jeeves’ market share and how you are gaging that. My question to you is how do you look at the market share today and what types of changes could or should we expect in that market share and over what periods of time? You’re on mute again perhaps?

Barry Diller  - InterActiveCorp - CEO, Chairman

Only a fool would - look at the fool that doesn’t remember to press the mute button and probably we are nearing the end of this. Would - would project precise market share but as I said, our analysis of this, our discussions with Steve and his colleagues are that we will work to increase the market share of Ask Jeeves and we believe that through the service itself, having people become more familiar with it, using our resources, et cetera, we will gain share. We can’t tell you with any specificity as to exactly when, but sooner then later. I think we will do one last question, operator.

Operator

All right, very good. That final question from the line of Scott [Divet] of Legg Mason. Please go ahead, sir.

Scott Divet  - Legg Mason Wood Walker Inc. - Analyst

Great. Thanks a lot. Two questions. First, I was wondering if you had information on the overlap of customer base? And then secondly, referring to content, Ask Jeeves seems to have partner relationships in that they partnered the search with and outsourced it with Google and Price Grabber run shop and comparison and monster.com runs job search and now the opportunity to marry your content with distribution. I was wondering what long-term your thought your process was particularly in those categories of paid search, job and shopping comparison, whether to buy, build or continue to partner?

Steve Berkowitz  - Ask Jeeves Inc. - CEO, Director

The Ask Jeeves philosophy has always been to find the best of breed products to deliver to the consumers. We have never been in the content business per se although I believe the search engine itself is an editorial content because it delivers different forms of relevant results back to people. We are going to continue to partner with the best of breed companies to deliver the greatest experience to our users.

Barry Diller  - InterActiveCorp - CEO, Chairman

I see us follow also an evolutionary approach in terms of buying or building services that we think are good vertical areas. Vertical meaning specific areas of activity. And we - we have no eyes to certainly enter the job market as a vertical ourselves. And I think again, Ask has dealt with partners and will continue to deal with partners and we have partners all over the place in IAC in terms of things that we do with other people so I think that it will, like all else that we talked about, it will evolve.

Thank you all. Appreciate you all showing up on what is very short notice. These transactions, as you know, take a very long time to cook and then there is, of course, a last minute flurry and they come together very quickly. And we have tried to outline for you as - the strategy that we going to follow. We think that this merger, that the relationship of the Ask service and IAC services can create an everlasting interactive company that has enormous amounts of reach, traffic, service to customers, et cetera. We think this is a very good thing we’ve done today, together with a couple of the other announcements we made, all of which we think further clarify and define the strategy of the company. Thank you for being with us. We are not expecting, by the way, to have any more - I should not say it. God knows what could happen. But we’re not expecting to have any more conference calls in the next period before the spin. Thank you all very much.

Operator

Thank you gentlemen. Ladies and gentlemen, this does conclude the IAC/InterActive conference call for today. Thank you for your participation. You may disconnect.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE ACQUISITION

IAC intends to file a registration statement with the Securities and Exchange Commission (“SEC”) that will include a combined proxy statement/prospectus of Ask Jeeves and IAC and other relevant documents in connection with the proposed merger. Ask Jeeves stockholders should read the proxy statement/prospectus and other relevant materials when they become available, because they will contain important information about Ask Jeeves, IAC and the proposed merger.

In addition to the documents described above, Ask Jeeves and IAC file annual, quarterly and current reports, proxy statements and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed with the SEC by Ask Jeeves or IAC are available without charge at the SEC’s website at http://www.sec.gov, or from the companies’ websites, at http://www.ask.com and http://www.iac.com, respectively.

Ask Jeeves, IAC and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Ask Jeeves stockholders in connection with the proposed merger. A description of certain interests of the directors and executive officers of Ask Jeeves is set forth in Ask Jeeves’ proxy statement for its 2004 annual meeting, which was filed with the SEC on April 16, 2004. A description of certain interests of the directors and executive officers of IAC is set forth in IAC’s proxy statement for its 2004 annual meeting, which was filed with the SEC on April 29, 2004. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/ prospectus and other relevant documents to be filed with the SEC in connection with the proposed merger.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT THE IAC SPIN-OFF

In connection with the proposed spin-off it is currently expected that IAC will file a proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”).  Stockholders of IAC are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information about IAC, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the proxy statement/prospectus when it becomes available by contacting Investor Relations, IAC/InterActiveCorp, Carnegie Hall Tower, 152 W. 57th Street, 42nd Floor, New York, NY 10019 (Telephone: (212) 314-7400). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by IAC and Expedia with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at http://www.sec.gov.

In addition to the proxy statement, IAC files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at http://www.sec.gov. You may also read and copy any reports, statements and other information filed by IAC at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

IAC and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of IAC’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described herein, including as a result of current holdings of options or shares of IAC’s stock and future holdings of options or shares of Expedia’s stock, which will be impacted in the transaction. Information regarding IAC and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in IAC’s proxy statement, filed with the SEC on April 29, 2004.